SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CGC 76.483.817/0001-20
Publicly Held Company - CVM registration #1431-1

NOTICE TO SHAREHOLDERS

Companhia Paranaense de Energia - Copel announces to its shareholders and to the market that, in March 2006, at shareholders’ request, 359,612 A–class preferred nominative shares (PNA) were converted into B–class preferred nominative shares (PNB), as provided for in the Company’s Bylaws, Paragraph 1 of Article 7.

Therefore, at the next General Shareholders’ Meeting, Article 4 of the Company’s Bylaws shall be registered with the following wording:

“Article 4 – Underwritten paid up capital is R$ 3,480,000,000.00 (three billion and four hundred and eighty million reais) represented by 273,655,376,270 (two hundred and seventy-three billion, six hundred and fifty-five million, three hundred and seventy-six thousand and two hundred and seventy) shares, with no par value, composed of 145,031,080,782 (one hundred and forty-five billion, thirty-one million, eighty thousand and seven hundred and eighty-two) ordinary shares, and 128,624,295,488 (one hundred and twenty-eight billion, six hundred and twenty-four million, two hundred and ninety-five thousand and four hundred and eighty-eight) preferred shares, of which 403,355,400 (four hundred and three million, three hundred fifty-five thousand and four hundred) are class “A” shares, and 128,220,940,088 (one hundred twenty-eight billion, two hundred twenty million, nine hundred forty thousand and eighty-eight) are class “B” shares.”

Curitiba, April 10, 2006

Paulo Roberto Trompczynski
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.